RICHEMONT

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Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America



02015533

SUPPL

1 February 2002

Re: Compagnie Financière Richemont AG/Richemont
   S.A.   (File No. 82 - 4102) -- Rule 12g3 - 2(b)



PROCESSED
MAR 0 5 2002
THOMSON
FINANCIAL

Ladies and Gentlemen

  In connection with Compagnie Financière Richemont AG's (the Company's")
exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange
Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the
announcement in French and German disclosing the number of Richemont A-units
acquired under the terms of the unit buy-back scheme to 31 January 2002. This
information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the
Exchange Act with the understanding that such information and documents will not
be deemed "filed" with the Commission or otherwise subject to the liabilities of
Section 18 of the Exchange Act.

  Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of
Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have
any comments or questions regarding the enclosures.

  Please date stamp the enclosed copy of this letter and return to Ms. Katrina D.
Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W.,
Washington D. C. 20005.

Very truly yours,

pp Ellen Stifel
Alan Grieve

Enclosures

cc: Mr Richard L Muglia
  Ms Karen Shell

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT AG

Informations concernant le négoce de Compagnie Financière Richemont AG dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 5 septembre 2001:

Période concernée:	**du 18 janvier 2002 au 31 janvier 2002**
Nombre de "A" units achetées:	**0**
Nombre de "A" units vendues:	**0**
Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 14 septembre 2001):	**0**
Position nette en "A" units au 31 janvier 2002	**15'771'500**

Le programme de rachat porte sur un maximum de 10'000'000 "A" units (soit un maximum de 1.7 % du capital et 1.0 % des droits de vote).

Date:	**le 1ᵉʳ février 2002**
Société:	Compagnie Financière Richemont AG
Personne:	Alan Grieve / Marius Kuchen
Téléphone:	(041) 710 33 22

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT AG

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont AG in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 5. September 2001:

Periode:	**18. Januar 2002 bis 31. Januar 2002**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**0**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (netto / Beginn 14. September 2001):	**0**
Nettobestand an eigenen "A" Units per 31. Januar 2002:	**15'771'500**

Das Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.7% des Aktienkapitals und 1.0% der Stimmrechte).

Datum:	**1. Februar 2002**
Gesellschaft:	Compagnie Financière Richemont AG
Person:	Alan Grieve / Marius Kuchen
Telefon:	(041) 710 33 22